PROCORE TECHNOLOGIES, INC.

6309 Carpinteria Avenue

Carpinteria, California 93013

May 17, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Bernard Nolan, Larry Spirgel and Kathleen Collins

Re:	Procore Technologies, Inc. Registration Statement on Form S-1, as amended (File No. 333-236789) Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Procore Technologies, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement on Form S-1 (as amended to date, the “Registration Statement”) and declare the Registration Statement effective as of 4:00 p.m. Eastern time, on May 19, 2021, or as soon thereafter as possible, or at such other time as its legal counsel, Cooley LLP, may request by telephone to the Staff.

Once the Registration Statement has been declared effective, please orally confirm that event with Rachel Proffitt of Cooley LLP at (415) 693-2031, or in her absence, Jon Avina at (650) 843-5307 or David Ambler at (650) 843-5899.

Under separate cover, you will receive today a letter from the managing underwriters of the proposed offering joining in the Company’s request for acceleration of the effectiveness of the Registration Statement.

[Signature page follows]

Very truly yours,

Procore Technologies, Inc.

/s/ Paul Lyandres
By:	Paul Lyandres
Title:	Chief Financial Officer

[Signature Page to Acceleration Request]